UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

TAL International Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

874083 10 8

(CUSIP Number)

TAL International Group

100 Manhattanville Road

Purchase, NY 10577-2135

Attention: Marc Pearlin

Vice President, General Counsel and Secretary

(914) 251-9000

Copy to:

Philip O. Brandes
Mayer Brown LLP
1675 Broadway
New York, NY 10019-5820
(212) 506-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874083 10 8

1	Names of Reporting Persons JZ Capital Partners Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 357,418

	8	Shared Voting Power 0(1)

	9	Sole Dispositive Power 357,418

	10	Shared Dispositive Power 0(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 357,418

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.06%(2)

14	Type of Reporting Person OO

(1)         JZ Capital Partners Limited (“JZCP”), Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. (collectively the ‘‘Edgewater Funds’’) and The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P., and The Resolute Fund NQP, L.P. (collectively, the “Resolute Funds”) are parties to a stockholders agreement pursuant to which such shareholders have agreed to vote their respective shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc. (the “Company”) in favor of the three nominees designated by The Resolute Funds, L.P. to the Company’s Board of Directors which is comprised of seven members.  The number of shares with shared voting power and shared dispositive power set forth in this Amendment No. 3 to Schedule 13D excludes: (i) an aggregate of 3,321,961 shares held by the Resolute Funds; and (ii) an aggregate of 357,417 shares held by the Edgewater Funds, as JZCP disclaims beneficial ownership of such shares.

(2)         Based on 33,567,883 shares of Common Stock outstanding as of April 20, 2012.

The information set forth herein regarding percentages of beneficial ownership is based upon 33,567,883 shares of common stock, par value $0.001 per share (the “Common Stock”) of TAL International Group, Inc., a Delaware corporation (the “Company”) outstanding on April 20, 2012.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 23, 2009 (the “Statement”), as further amended and supplemented by Amendment No. 1 to the Statement filed with the SEC on April 12, 2011 and Amendment No. 2 to the Statement filed with SEC on March 6, 2012, as follows:

Item 2.	Identity and Background

Item 2 of the Statement is amended and restated in its entirety by inserting the following information:

This Amendment No. 3 is being filed by JZ Capital Partners Limited (“JZCP”).

JZCP is a closed-ended investment company that was incorporated in Guernsey on April 14, 2008.  Its registered office is 2nd Floor, Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 3NQ.

JZCP’s corporate objective is to create a portfolio of investments in businesses primarily in the United States. JZCP’s present investments include Micro-Cap Buyouts, mezzanine loans (sometimes with equity participations) and high yield securities, senior secured debt and second lien loans and other debt and equity opportunities, including distressed debt and structured financings, derivatives and opportunistic purchases of publicly traded securities.

JZCP has entered into an investment advisory and management agreement (the “Advisory Agreement”) with Jordan/Zalaznick Advisers, Inc. (the “Investment Adviser”), a Delaware corporation based in New York.  Subject to the overall supervision of JZCP’s board of directors, the Investment Adviser acts as the investment manager to JZCP and manages the investment and reinvestment of the assets of JZCP in pursuit of the investment objective of JZCP and in accordance with the investment policies and investment guidelines from time to time of JZCP and any investment limits and restrictions notified by the board (following consultation with) the Investment Adviser.

JZCP is governed by a board of independent directors, comprised of David Macfarlane (Chairman), David Allison, Patrick Firth, James Jordan and Tanja Tibaldi, who share overall supervision of the Investment Adviser, including its shared voting and investment power over the shares held by JZCP.  Each of the directors is considered by the board to be independent of the Investment Adviser.  Messrs. Macfarlane, Allison and Firth are each citizens of the United Kingdom.  Mr. Jordan is a citizen of the United States.  Ms. Tibaldi is a dual citizen of Sweden and Switzerland.  Their business address is 2nd Floor, Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 3NQ.  The present principal occupation of each of the directors is as follows:

Director	Principal Occupation
David Macfarlane	Formerly, Senior Corporate Partner of Ashurst
David Allison	Founding Member of Virtus Management Limited
Patrick Firth	Non-executive Director of various funds
James Jordan	Private Investor
Tanja Tibaldi	Director, Triple Eight Limited

The address of David Macfarlane is Holt Lodge, Bodsham, Ashford, Kent, TN25 5JQ, United Kingdom.  Virtus Management Limited is an international fiduciary, corporate services and investment consulting business and its address is P.O. Box 634, Bordeaux Crt, Les Echelons, St Peter Port, Guernsey, GY1 3DR.  The address of Patrick Firth is Ambridge, Braye du Valle, St. Sampson, Guernsey GY2 4RD..  The address of James Jordan is 20 Fifth Avenue, Apt 11F, New York, NY 10011.  Triple Eight Limited is a privately held investment company with an address at 108 rue de Berima, Marrakech, Morocco.

Each of JZCP and the persons named in this Item 2 has not, during the past five years, been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

JZCP, Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners, L.P. (collectively the ‘‘Edgewater Funds’’), The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the “Resolute Funds”) are parties to a stockholders agreement (as amended, the “Stockholders Agreement”) pursuant to which such stockholders have agreed to vote their respective shares of Common Stock in favor of the nominees designated by The Resolute Funds, L.P. to TAL International Group’s Board of Directors..  JZCP disclaims beneficial ownership of shares of Common Stock owned by the Resolute Funds and the Edgewater Funds.  JZCP is making this separate filing in accordance with Rule 13d-1(k)(2) under the Exchange Act, and is solely responsible for the information contained in this separate filing.  JZCP believes that the other parties to the Shareholders Agreement, where required, will file separately on Schedule 13D or Schedule 13G, as applicable.

The Stockholders Agreement is attached to the Company’s Current Report on Form 8-K filed with the SEC on March 27, 2012 as Exhibit 10.1 and is incorporated into this Item 2 by reference.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and restated in its entirety by inserting the following information:

On May 3, 2012, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the several selling stockholders specified therein, including JZCP (the “Selling Stockholders”) and Goldman, Sachs & Co. (the “Underwriter”), with respect to the offer and sale by the Selling Stockholders of an aggregate of 5,000,000 shares (the “Firm Shares”) of the Common Stock to the Underwriters in connection with an underwritten public offering (the “Offering”). On May 8, 2012, the Selling Stockholders completed the offer and sale of the Firm Shares to the Underwriters. Of the Firm Shares, 442,700 shares were sold by JZCP.  Pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters a 30-day option to purchase up to an additional 750,000 shares of Common Stock.

Under the Underwriting Agreement, the Selling Stockholders have agreed with the Underwriters not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 75 days from May 3, 2012, except with the prior written consent of the Underwriters or pursuant to other specified exceptions.

The Underwriting Agreement is attached to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2012 as Exhibit 1.1 and is incorporated into this Item 4 by reference.

Subject to the restrictions discussed above, the JZCP may sell additional shares of Common Stock in the future, but has no present plans to do so.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

As of the date hereof (and after giving effect to the Offering), JZCP beneficially owns the number and percentage of shares of Common Stock then issued and outstanding listed opposite its name:

Reporting Person	Amount beneficially owned	Percent of class(a)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote(b)	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of

JZ Capital Partners Limited	357,418	1.06	357,418	0	357,418	0

(a)         Based on 33,567,833 shares of Common Stock outstanding on April 20, 2012.

(b)         JZCP, The Resolute Funds and the Edgewater Funds are parties the Stockholders Agreement pursuant to which such shareholders have agreed to vote their respective shares of Common Stock in favor of the three nominees of The Resolute Fund, L.P. to the Board of Directors of the Company which is comprised of seven members.  For purposes of this Amendment No. 3, the JZCP disclaims beneficial ownership of shares of Common Stock owned by the Resolute Funds and the Edgewater Funds.  As such, this table excludes: (i) an aggregate of 3,321,961 shares held by the Resolute Funds; and (ii) an aggregate of 357,417 shares held by the Edgewater Funds, in each case, after giving effect to the Offering.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The contracts, arrangements, understandings and/or relationships previously disclosed by the Reporting Persons under Items 4 and 6 of this Amendment No. 3 are hereby incorporated by reference in response to this Item 6.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 8, 2012

JZ Capital Partners Limited

By:	/s/ David W. Zalaznick
Name:	David W. Zalaznick
Title:	Investment Advisor